UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of January, 2004

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F Y

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No Y

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
1. FINANCIAL RESULTS
2. UPDATES ON MARKETS, HEDGING, AND OPERATIONS
3. OUTLOOK FOR YEAR
4. OUTLOOK FOR FIRST QUARTER 2004

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated January 27, 2004 and Quarterly Report for the fourth quarter ending December 31, 2003	3-24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2004	Cameco Corporation By:

“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Listed TSX NYSE	Share Symbol CCO CCJ	web site address: www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco’s Net Earnings Rise in Fourth Quarter

Saskatoon, Saskatchewan, Canada, January 27, 2004 . . . . . . . . . . . . . . . . . .

Cameco Corporation today reported its financial results for the year ended December 31, 2003.

HIGHLIGHTS

For the Quarter

•	Excellent production performance at all uranium mining and conversion facilities and Kumtor gold mine

•	Finalized negotiations with the Kyrgyz government to create new gold company

•	Gold revenues reach new high; Boroo commissioning on track with first gold poured in December

•	After five years off-line, Bruce A unit 4 back in commercial production, unit 3 reconnected to grid in early January

•	Rabbit Lake mine received five-year operating license from CNSC

For the Year

•	Record annual earnings achieved

•	Record annual revenues for uranium and conversion

•	Water inflow at McArthur River impacted production

•	Uranium price escalated over 40%

	3 Months	3 Months	Year	Year	Change
	Ended	Ended	Ended	Ended	(Y o Y)
Financial Highlights	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02%

Revenue ($ millions)	272	271	827	748	11
Earnings from operations ($ millions)	50	44	88	84	5
Cash provided by operations ($ millions)	76	14	246	251	(2)
Net earnings attributable to common shares ($ millions)	30	22	205	44	366
Earnings per share — basic ($)	0.53	0.40	3.65	0.78	368
Average uranium spot price for the period ($US/lb U3O8)	13.62	9.95	11.54	9.86	17
Bruce Power’s average realized electricity price ($/MWh)	45	44	48	43 (a)	12
Average Ontario spot electricity price ($/MWh)	47	51	54	52	4
Cameco’s average realized gold price for the period (US$/ounce)	375	304	334	300	11
Average spot market gold price for the period (US$/ounce)	392	322	363	310	17

Note:	All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

(a)  From opening day of the Ontario electricity market i.e. May 1, 2002 to December 31, 2002.

This report is organized under the following major headings:

1.	Financial results

2.	Updates on markets, hedging and operations

3.	Outlook for the year

4.	Outlook for the quarter

1.     FINANCIAL RESULTS

Consolidated Earnings

Fourth Quarter. For the three months ended December 31, 2003, net earnings attributable to common shares increased to $30 million ($0.53 per share) from $22 million ($0.40 per share) in 2002. This was mainly attributable to higher earnings from the gold business, offset by lower earnings from the uranium, conversion and electricity segments. Earnings were further affected in 2003 by convertible debenture charges, stock compensation expenses and a change in Ontario provincial tax legislation which caused Cameco to increase its provision for future taxes by $5 million.

Excluding the adjustment for Ontario taxes, the effective tax rate decreased to 33% from 54% in 2002 due to a higher proportion of gold earnings which are earned in a more favorable tax jurisdiction.

Earnings from operations were $50 million compared to $44 million in 2002 and the aggregate gross profit margin increased to 27% from 24% in 2002 due to stronger margins in gold.

Year-to-Date. For 2003, net earnings attributable to common shares were $205 million ($3.65 per share) compared to $44 million ($0.78 per share) in 2002.

Excluding the $86 million tax adjustment recorded in the second quarter and the impact of the change in Ontario tax laws, net earnings attributable to common shares in 2003 were $123 million ($2.20 per share) compared to $44 million ($0.78 per share) in 2002. This increase was attributable to higher earnings from Bruce Power and higher profits in the gold segment. These improvements were offset somewhat by lower earnings in the uranium segment and higher charges for interest and administration.

Excluding the tax adjustment, the effective rate for income taxes decreased to 33% from 48% due to a higher proportion of earnings from gold in 2003. Earnings from operations were $88 million compared to $84 million in 2002 and the aggregate gross profit margin remained at 20%.

Segmented Earnings

Uranium Business

	3 Months	3 Months	Year	Year
	Ended	Ended	Ended	Ended
Highlights	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Revenue ($ millions)	186	199	570	524
Gross profit ($ millions)	38	41	84	93
Gross profit %	20	21	15	18
EBT* ($ millions)	34	37	71	84
Sales volume (lbs thousands)	11,116	11,334	35,412	31,861
Production volume (lbs thousands)	5,945	3,930	18,531	15,893

*	Earnings before taxes.

Fourth Quarter. Revenue from the uranium business decreased by 7% to $186 million from $199 million in the fourth quarter of 2002 due to a 5% decrease in average realized price and a 2% decrease in sales volume.

The average realized selling price decreased mainly due to the strengthening of the Canadian dollar relative to the US dollar and deliveries under lower fixed-priced contracts. This more than offset the positive effect of an increase in the spot price. The uranium spot price averaged $13.62 (US) in the fourth quarter compared to $9.95 (US) in the fourth quarter of 2002, an increase of 37%. However, adjusting for the foreign exchange rate, the average spot price rose only 15%.

As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $148 million in the fourth quarter of 2003 compared to $158 million in the fourth quarter of 2002. On a per unit basis, the cost of product sold decreased by 4% due to the higher production volumes.

Earnings before taxes from the uranium business of $34 million were 8% lower than in the fourth quarter 2002 and the profit margin declined to 20% from 21% in 2002.

Year-to-Date. Revenue from the uranium business increased by 9% to $570 million from $524 million in 2002, due to an increase in sales volume. For the second consecutive year, Cameco delivered a record quantity of uranium concentrates, eclipsing the 2002 mark by 11%. The average realized selling price was 2% lower than 2002 as the influence of higher spot prices was offset by a less favourable foreign exchange rate and lower realized prices on fixed-price contracts.

For 2003, the total cost of products and services sold, including DDR, was $487 million compared to $431 million in 2002, reflecting the higher volumes sold and rehabilitation costs of $26 million at McArthur River. Excluding these costs for McArthur River in 2003 and Rabbit Lake’s care and maintenance costs of $8 million in 2002, the unit cost of sales decreased by 2% compared to 2002.

Earnings before taxes from the uranium business decreased by $13 million in 2003 and the profit margin declined to 15% from 18% in 2002. Excluding the rehabilitation costs at McArthur River, the gross profit margin was 17%.

Conversion Business

	3 Months	3 Months	Year	Year
	Ended	Ended	Ended	Ended
Highlights	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Revenue ($ millions)	47	50	142	137
Gross profit ($ millions)	18	23	40	44
Gross profit %	37	45	28	32
EBT ($ millions)	17	22	38	41
Sales volume (tU)	5,446	5,268	16,747	15,276
Production volume (tU)	4,059	3,754	13,273	12,428

Fourth Quarter. Revenue from the conversion business decreased by 6% to $47 million from $50 million in the fourth quarter of 2002 due to a 10% decrease in average realized price partially offset by a 3% increase in sales volume. As with uranium deliveries, quarterly delivery patterns can vary significantly. The decrease in the realized selling price was mainly the result of foreign exchange rate fluctuations.

The total cost of products and services sold, including DDR, was $30 million in the fourth quarter of 2003 compared to $27 million in 2002. The unit cost of products and services sold decreased slightly due to higher production.

Earnings before taxes from the conversion business decreased by $5 million in the fourth quarter of 2003 and the profit margin declined to 37% from 45% in 2002.

Year-to-Date. Revenue from the conversion business increased by 4% to $142 million from $137 million in 2002 mainly due to a 10% increase in sales volumes. The realized selling price declined by 4% due largely to foreign exchange rates. Record annual conversion sales of 16,747 tonnes were achieved.

The total cost of products and services sold, including DDR, was $102 million in 2003 compared to $94 million in 2002. This increase was attributable to higher sales volumes. On a per unit basis, the cost of product sold declined by 1% due to a 7% increase in production

Earnings before taxes from the conversion business decreased to $38 million from $41 million in 2002 and the profit margin decreased to 28% from 32% in 2002.

Electricity Business

Bruce Power Limited Partnership (100% basis)

	3 Months	3 Months	Year	Year
	Ended	Ended	Ended	Ended
Highlights	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Output (terawatt hours)	5.9	5.2	24.5	20.8
Capacity factor (%)	73	75	85	75
Realized price ($/MWh)	45	44	48	43
($ millions)
Revenue	269	237	1,208	919
Operating costs	254	179	853	750
Earnings before interest and taxes	15	58	355	169
Interest	20	13	69	63
Earnings (loss) before taxes	(5)	45	286	106

Note:	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Cameco’s Earnings from Bruce Power

	3 Months	3 Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Bruce Power’s earnings (loss) before taxes (100%)	(5)	45	286	106
Cameco’s share of earnings (loss) before adjustments	(2)	7	77	16
Adjustments:
Sales contract valuation (a)	6	—	20	—
Interest capitalization	3	2	12	2
Interest income on loan to Bruce Power	2	—	7	—
Fair value increments on assets (a)	(3)	(1)	(8)	(2)
Earnings from Bruce Power	6	8	108	16

Note:	(a) See note 2 to the consolidated financial statements.

Fourth Quarter. Bruce Power contributed $6 million of pre-tax earnings to Cameco ($4 million after tax or $0.07 per share) for the fourth quarter 2003. Cameco holds a 31.6% interest in Bruce Power. In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition (see note 2 to the consolidated financial statements dated December 31, 2003).

During the fourth quarter, Bruce Power continued its solid operating performance, generating 5.9 terawatt hours (TWh), 13% higher than the same period in 2002. The Bruce Power site achieved a capacity factor of 73% compared to 75% in the comparable period last year. The capacity factor in the fourth quarter 2003 reflects the performance of the Bruce B units and includes the availability of Bruce A unit 4 for November and December. In the fourth quarter of 2002, unit 4 was not connected to the grid.

Electricity Prices

Bruce Power earnings are significantly impacted by fluctuations in electricity spot market prices. The average Ontario electricity spot price for the quarter was $47 per megawatt hour (MWh) while Bruce Power’s average selling price was about $45 per MWh from a mix of contract and spot sales. To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed price sales contracts. About 70% of Bruce Power’s output was delivered into fixed price contracts in the fourth quarter compared to 66% in the third. Cameco provides guarantees to customers under these contracts of up to $127 million. At December 31, 2003, Cameco’s actual exposure under these guarantees was $44 million. In addition, Cameco provides financial assurances for other Bruce Power commitments, which totaled about $146 million at the end of 2003. (See note 2 to the consolidated financial statements).

Output

Earnings from Bruce Power are also directly affected by overall plant availability, which is impacted by maintenance outages. Bruce B unit 8 went off-line for scheduled maintenance on September 20. The outage was extended beyond the fourth quarter to repair some erosion found on three of the unit’s eight steam generators. These repairs have been completed and approved by the Canadian Nuclear Safety Commission. Unit 8 is in the process of being returned to service. In addition, Bruce B unit 7 incurred a weeklong forced outage in the fourth quarter.

Bruce A unit 4 achieved commercial production effective November 1, 2003 and therefore, contributed to revenue for two months in the fourth quarter. Bruce A unit 3 was reconnected to the grid on January 8, 2004 and is undergoing additional maintenance and operational checks. Following the successful completion of these activities, Unit 3 will be reconnected to the grid. The two Bruce A units add 1,500 MW of capacity, bringing Bruce Power’s total capacity to 4,660 MW.

Costs

Operating costs during the fourth quarter 2003 totaled $254 million compared to $179 million in the same period 2003. The increase reflects additional expenditures of about $30 million incurred during the extended outage of Bruce B unit 8 plus operating costs for Bruce A unit 4 in November and December and increased staffing costs in preparation for a six-unit operation. Unit costs during the fourth quarter were $43 per MWh, which is significantly higher than the $34 per MWh in the fourth quarter of 2002 primarily because of the Bruce B repairs and the fact that Bruce Power’s total operating costs are about 95% fixed.

For the fourth quarter 2003, capital expenditures on the Bruce A restart project were about $32 million, plus $4 million in post-synchronization operational losses that were capitalized during the commissioning phase. The restart project expenditures were related primarily to the ongoing cost of salaries for Bruce Power employees and contractors dedicated to the Bruce A units.

Year-to-Date. Bruce Power’s revenue in 2003 totaled $1,208 million, up 31% compared to 2002. Bruce Power has contributed $108 million of pre-tax earnings to Cameco’s results ($72 million after tax or $1.29 per share) compared to pre-tax earnings of $16 million in 2002 ($11 million after tax or $0.19 per share).

For 2003, Bruce Power achieved a total capacity factor of 85% compared to 75% in 2002. Bruce Power produced 24.5 TWh, an 18% increase over the same period last year. In 2002, Bruce Power carried out a series of major planned outages to prepare the four Bruce B reactors for better long-term performance.

Electricity Prices

For 2003, the Ontario electricity spot price averaged about $54 per MWh. During this period, Bruce Power’s realized price averaged $48 per MWh from a mix of contract and spot sales, a 10% increase over the previous year.

Costs

Bruce Power’s operating costs in 2003 totaled $853 million ($35 per MWh) compared to $750 million ($36 per MWh) in 2002, reflecting primarily increased maintenance costs for the Bruce B reactors and operating costs for Bruce A unit 4 in November and December. The 2003 cost per MWh was lower compared to 2002 because about 95% of Bruce Power’s total operating costs are fixed and the output was higher year-over-year. Interest cost of $69 million included interest on the long-term loans from Bruce Power partners and interest costs attributable to the capital lease.

Bruce Power has spent about $350 million on the restart of the two Bruce A units in 2003, bringing the total project capital cost to $724 million. Bruce Power spent an additional $159 million on capital expenditures at Bruce B, the majority of which was for safety systems and power uprate programs.

Gold Business

	3 Months	3 Months	Year	Year
	Ended	Ended	Ended	Ended
Highlights	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Revenue ($ millions)	39	22	114	87
Gross profit ($ millions)	18	1	40	9
Gross profit (%)	47	2	35	10
EBT ($ millions)	15	(2)	32	(3)
Selling price ($US/ounce)	375	304	334	300
Unit cash cost* ($US/ounce)	180	220	199	216
Sales volume (ounces)	76,466	41,865	234,864	174,394
Production (ounces)	69,226	47,399	225,851	176,183

*	As defined by the Gold Institute. Note: the unit cash cost reported above is Kumtor’s cost. The net cost recorded by Cameco is lower due to the recovery of taxes, management fees and other factors.

Fourth Quarter. Revenue from the gold business increased by 77% to $39 million from $22 million in the fourth quarter of last year due to an 83% increase in the sales volume driven by higher production noted below. Cameco’s realized price for gold increased to $375 (US) per ounce in the quarter from $304 (US) in the same quarter last year. The stronger Canadian dollar negatively influenced reported revenue.

During the quarter, gold production at Kumtor was 46% higher than in the fourth quarter of 2002. The increased production was mainly due to a higher mill feed grade which averaged 5.7 grams per tonne (g/t) compared to 4.0 g/t in 2002. The recovery rate also increased to 83% from 80% in 2002. Kumtor’s unit cash cost decreased to $180 (US) compared to $220 (US) in 2002 due to the increase in 2003 production and extra costs related to the remediation of the pit wall in 2002. For the quarter, the gross profit margin was 43% compared to 2% in 2002.

Year-to-Date. Revenue from the gold business increased by $27 million compared to the previous year, reflecting a 35% increase in sales volume and an increase in the average realized selling price. Cameco’s realized gold price increased to $334 (US) per ounce in 2003 compared to $300 (US) in 2002.

Gold production at Kumtor was 28% higher than in 2002 due mainly to higher grade mill feed that averaged 4.5 g/t compared to 3.7 g/t last year and an improved recovery rate of 83% compared to 78% in 2002. The ore grade and recovery were lower in 2002 due to the pit wall failure. Kumtor’s cash cost per ounce was $199 (US) compared to $216 (US) in 2002.

The gross profit margin for gold was 35% in 2003 compared to 10% in 2002.

Consolidated Corporate Expenses

Administrative Expenses

During 2003, total costs for administration, exploration and interest were about $74 million, $12 million higher than 2002. Administration costs increased by about $5 million due to a number of items including recording an expense for stock-based compensation and costs incurred for quality and business process improvements.

In the fourth quarter of 2003, Cameco changed its accounting policy for stock-based compensation opting to record a compensation expense for the fair value of stock options granted during the year. The application of this change in policy was retroactive to January 1, 2003. The total expense for 2003 amounted to $2.4 million, of which $1.9 million has been attributed to administration.

Interest and other costs increased by about $7 million due to revaluation of US dollar denominated assets as a result of the strengthening Canadian dollar. In 2003, the company recognized foreign exchange losses of $4 million compared to gains of $2 million in 2002.

Income Taxes

In June, the federal government introduced amendments to the Canadian Income Tax Act which provide for a 7% reduction in the corporate tax rate on income from resource activities. The federal tax rate is declining from its previous level of 28% to 21% over a five-year period commencing in 2003. Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantial enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a one-time, non-cash income tax adjustment of $86 million ($1.54 per share) in the second quarter.

In November, the government of Ontario amended the provincial income tax laws to increase the corporate income tax rate to 14% effective January 1, 2004. Prior to this amendment, the tax rate was projected to decline from 11% in 2004 to 8% in 2007. As a result, Cameco increased its provision for future income taxes by $5 million ($0.09 per share) in the fourth quarter.

Excluding these adjustments, year-to-date income tax expense was $18 million greater than in 2002 primarily as a result of the significantly higher earnings from Bruce Power which are taxed at a rate of 34%. The effective tax rate on consolidated earnings was lower at 33% compared to 48% last year due to a higher proportion of earnings in the gold business.

Consolidated Cash Flow

In 2003, Cameco generated cash from operations of $246 million ($4.38 per share) compared to $251 million ($4.50 per share) in 2002. The preceding does not include Cameco’s pro rata interest of Bruce Power’s operating cash flow of $117 million in 2003 compared to $28 million in 2002. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 2 (b) of the consolidated financial statements.

Cash used in investing activities increased to $448 million this year from $74 million last year due to the additional investment in Bruce Power. Cameco paid $204 million for its incremental 16.6% interest and loaned an additional $75 million to Bruce Power. Expenditures for property, plant and equipment rose by $69 million compared to 2002 due to the development of the Boroo gold mine in Mongolia.

Consolidated Balance Sheet

During 2003, total long-term debt increased by $18 million to $243 million. At December 31, 2003, Cameco’s net debt to capitalization ratio was 7%, down from 8% at the end of 2002. During the year debt increased as most of the Bruce Power investment was initially financed with debt. In September 2003, Cameco issued $230 million in convertible debentures, the proceeds of which have been used to repay commercial paper as it matures. In December 2003, $20 million (US) (Cameco’s share) of the Kumtor senior debt was repaid.

Long-term receivables and investments increased by $386 million since the end of 2002. This was due to the additional investment in Bruce Power and accrued earnings from Bruce Power. This investment is accounted for using the equity method.

2.     UPDATES ON MARKETS, HEDGING, AND OPERATIONS

Markets

Uranium Spot Market

The industry average spot price on December 31, 2003 was $14.45 (US) per pound U3O8, up from $12.23 (US) at September 30, 2003. (See also Outlook section, Uranium Revenues and Margins — A Recent Update.) This compares to the industry average spot price of $10.20 (US) at the end of 2002.

Total spot market volume reported for 2003 was 21.5 million pounds U3O8, slightly higher than the 19.8 million pounds of spot market volume completed in 2002.

Spot demand was stronger in the fourth quarter and spot supplies were limited, resulting in the price increasing throughout the quarter.

Uranium Long-term Market

The long-term market continued to be active in the last quarter and long-term contracting in 2003 is estimated to have been about 75 million pounds U3O8.

The long-term price indicator, published by TradeTech, was $15.50 (US) per pound U3O8 at December 31, 2003, up from $12.00 (US) at the beginning of the fourth quarter.

UF6 Conversion Spot Market

The industry average spot market price for North American uranium conversion services increased to $5.88 (US) per kgU at December 31, 2003, up from $4.85 (US) at September 30, 2003. Production problems at a US conversion competitor coupled with a scarcity of spot conversion supplies contributed to this rise in prices. This compares to $5.03 (US) per kgU at the end of the fourth quarter of 2002. In Europe, the spot conversion price increased $0.25 (US) to $6.75 (US).

Nuclear Industry Trends and Developments

Reactor Life Extensions

In the US, additional reactors have received 20-year license extensions in the quarter, bringing the total number of reactors that have been granted life extensions to 23 since 2000. Operators of 33 other reactors have applied for, or have indicated their intent to apply for, life extensions. Assuming all are granted extensions, 50% of US nuclear capacity will have extended operating lives.

Potential New Reactors

In the US, a third utility, Entergy, has submitted an application for an early site permit with the US Nuclear Regulatory Commission. Entergy has identified its Grand Gulf power plant as the potential site for a new reactor. An early site permit is expected to decrease the length of the approval process for a new reactor from eight to five years.

The Japanese utility Hokkaido received permission to start construction on a third unit at the Tomari nuclear power plant. Tomari 3 will have a capacity of 912 megawatts and is scheduled to enter commercial operations in December 2009.

Nuclear Phase Out

In Germany, the Stade nuclear power plant was permanently closed in mid November for economic reasons. This is the first reactor closure since the inception of Germany’s nuclear phase out policy. Stade is the second oldest plant in Germany with a capacity of 640 megawatts. The next German reactor is scheduled to close in late 2005.

Other Developments

The Japanese utility Chugoku has announced another one-year delay in the Shimane 3 nuclear unit, with commercial operation now expected in 2011. In March 2003, a one-year delay was announced in order to complete an additional geological survey. The latest delay is a result of the decision to change the plant site’s boundary. Shimane 3 will be a 1,375 megawatt Advanced Boiling Water Reactor with construction now scheduled to begin in March 2005.

Also in Japan, Tepco is now hoping to restore normal operations at all of its 17 reactors by the end of 2004, six to nine months later than previously anticipated. All reactors were closed for inspection between September 2002 and April 2003, with seven reactors restarted in 2003.

Hedging

Gold Hedging

The average spot market gold price during the fourth quarter was $392 (US) per ounce but ended the quarter at $416 (US). This compares to $388 (US) at September 30, 2003 and $347 (US) at the end of the fourth quarter of 2002.

Kumtor Gold Company (KGC) and AGR Limited (AGR) hedge certain price risk for future gold sales. At the end of December, KGC had in place forward sales on 278,300 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 12% of proven and probable gold reserves. These hedges are expected to yield an average price of about $326 (US) per ounce.

Cameco has agreed to provide various levels of credit support up to $130 (US) per ounce to the counterparties of KGC and AGR which, based on the ounces hedged at December 31, 2003, could amount to $57 million (US) depending on the spot price of gold. At December 31, 2003, the actual exposure under these arrangements, reflecting the net mark-to-market losses, was $46 million (US).

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2003, Cameco’s share of deferred charges to be recognized totaled $2 million (US).

Foreign Exchange Hedging

During the quarter, the Canadian dollar strengthened against the US dollar from 1.3504 (Canadian dollar for each US dollar) at September 30, 2003 to 1.2924 as of December 31, 2003.

Most of the company’s revenues are in US dollars. At December 31, 2003, Cameco had a foreign currency hedge portfolio of $457 million (US). These hedges are expected to yield an average exchange rate of 1.4179. The net mark-to-market gain on these hedge positions was $51 million at December 31, 2003.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At December 31, 2003, deferred revenue to be recognized totaled $24 million.

Operations

Uranium Mining

At McArthur River, the approach to sealing off the water inflow continues to be cautious and thorough in grouting, freezing and testing the area of the collapse. From a high of about 1,000 cubic metres per hour (m3/hr), the total mine inflow has been reduced to approximately 500 m3/hr at the end of 2003. It is expected that normal water inflow into the mine will stabilize at about 300 m3/hr once this work is completed, now expected by March 31, 2004. Prior to the flooding incident, normal water inflow was about 225 m3/hr.

In addition, permanent water treatment capacity has been expanded to about 750 m3/hr at the end of 2003, up from 450 m3/hr. During the water inflow incident, additional temporary capacity was put in place to handle the water flows. For 2004, plans are in place to increase the permanent water treatment capacity to about 1,000 m3/hr for contingency purposes.

Conversion

The Port Hope conversion facility currently supplies natural uranium dioxide powder for the manufacture of fuels for Candu reactors operating in Canada and other countries. The market for uranium dioxide is changing, at least partially, due to the planned use of slightly enriched uranium (SEU) in place of the natural uranium dioxide. SEU is a uranium dioxide powder that has an enrichment level of between 0.9% and 2.5% U-235, and is the primary uranium component of a new type of fuel that is proposed for use in some Candu reactors. Cameco’s Technology Development group developed the process to produce SEU providing the company an opportunity to capitalize on a changing market.

Initially the SEU will be produced for use in Bruce Power’s B reactors as part of a power uprate project which is expected to add approximately 400 megawatts of power to Ontario’s electricity grid. This reflects an increase of 8% over Bruce B’s current capacity. SEU is also the basis of the fuel expected to be required for the next generation of Candu reactors designed by Atomic Energy of Canada Ltd.

In 2003, Cameco has advanced the SEU project through the first stage of the regulatory process by filing a project proposal and receiving the approved Environmental Assessment (EA) guidelines from the Canadian Nuclear Safety Commission (CNSC). In 2004, important project milestones include completing and submitting the EA, completing the engineering design and preparing the Port Hope site for the construction of the SEU blending facility. Demonstration fuel bundles are to be placed in the Bruce B reactors some time in 2004.

The total annual quantity of SEU produced will depend on future market development. The SEU product would essentially replace some sales of the current natural product. (See also Outlook section — Capital Expenditures.)

Gold Restructuring

In early January 2004, Cameco announced that it had reached an agreement with the Kyrgyz Republic to create a new jointly owned Canadian gold company called Centerra Gold Inc. (Centerra).

Cameco subsidiaries will transfer their one-third interest in KGC and additional gold-related assets to Centerra. The Joint Stock Company Kyrgyzaltyn (Kyrgyzaltyn), whose shares are held 100% by the Kyrgyz government, will transfer its two-thirds interest in KGC to the new gold company. After the transfer of assets, Cameco subsidiaries will initially hold 67% and Kyrgyzaltyn will initially hold 33% of Centerra.

In conjunction with the transfer of gold assets, Centerra intends to undertake an initial public offering (IPO) in Canada and sell shares to the public. This means that Cameco’s and Kyrgyzaltyn’s ownership levels will be diluted and fall below the initial interest of 67% and 33% respectively. However, Cameco expects to hold a majority interest in Centerra following the IPO. Kyrgyzaltyn also has the option to acquire an additional 2% of Centerra from Cameco for 30 days after Centerra is listed on the Toronto Stock Exchange (TSX).

Initially, Centerra’s assets will include the following:

•	100% of KGC, owner of the Kumtor gold mine located in the Kyrgyz Republic

•	100% of Kumtor Operating Company, operator the Kumtor mine

•	56% of AGR Limited (AGR), 95% owner of the Boroo gold mine located in Mongolia

•	62% interest in the REN joint venture, an advanced exploration project located in Nevada, US

•	73% interest in the exploration licences for the Gatsuurt exploration property located about 35 kilometers from Boroo in Mongolia

In addition, about $130 million (US) in loans previously advanced by Cameco subsidiaries to the Kumtor and Boroo gold mines will be contributed by Cameco in exchange for equity in Centerra.

Closing is targeted for the second quarter of 2004 and is subject to a number of conditions including:

•	consent from a number of third parties, including certain financial institutions,

•	Centerra entering into an underwriting agreement for an IPO of Centerra shares, and

•	the conditional listing of Centerra shares on the TSX.

Cameco has negotiated a new agreement with the Kyrgyz government to ensure that a stable investment regime will be maintained in the Kyrgyz Republic for Centerra. The new agreement will take effect on closing. Centerra will have a 10-year tax stabilization period, during which the application of Kyrgyz tax legislation is not to increase the tax burden on the Kumtor operation.

With an agreement to create Centerra, an offer is planned to be made by March 1, 2004 to non-Cameco shareholders of AGR to exchange their AGR shares for Centerra shares.

3.     OUTLOOK FOR YEAR

Uranium Business

Uranium Production (Cameco's share)
(000s lbs U3O8)	2004	2003	Revised	Original
	Plan	Actual	July 2003	Plan 2003

McArthur River/Key Lake	12,900	10,579	9,400	13,000
Rabbit Lake	5,800	5,928	5,500	6,000
Smith Ranch/Highland	1,200	1,201	1,100	1,100
Crow Butte	800	823	800	800
Inkai	240	169	—	—

Total	20,940	18,700	16,800	20,900

During the fourth quarter of 2003, excellent production performance was achieved at McArthur River, Key Lake and at Rabbit Lake. At McArthur River/Key Lake, the increased output helped to make up about one-third of the production lost due to the water inflow. At Rabbit Lake, production benefited late in the quarter from grades approaching 2%. For the year, all mining and milling operations met their revised targets and, coupled with initial production from the Inkai test mine in Kazakhstan, achieved uranium production of 18.7 million pounds U3O8.

In 2004, total mine production is expected to rise to 20.9 million pounds U3O8, up 2.2 million pounds or 12% from 2003. Production at McArthur River/Key Lake of 12.9 million pounds U3O8 is planned. When converted to a 100% basis, this essentially represents the maximum production level allowed under the current regulatory license.

At Rabbit Lake, the Eagle Point underground mine is expected to produce 5.9 million pounds in 2004, from its remaining reserves of about 12.5 million pounds U3O8. Prospects for additional reserves have been identified and surface drilling for targets near current workings as well as underground drilling to firm up a deeper target are expected to begin in the first quarter of 2004.

In the US, the in situ leach operations at the Smith Ranch/Highland mines have planned production of 1.2 million pounds while Crow Butte is expected to package 0.8 million pounds in 2004. Studies are underway to examine alternatives to increase production at these operations.

Uranium Revenue and Margins — A Recent Update

On January 9, 2004, Cameco provided an update on its uranium contract prices in light of the dramatic rise in the spot price during 2003. The following is a summary of that update.

Cameco has consistently expected uranium spot prices to increase significantly over the next several years. However, some of the recent and unexpected market developments have resulted in spot prices rising more quickly than anticipated. Cameco reminded investors that many of the company’s contracts were signed some years ago when spot prices were much lower. As a result, many existing contracts have pricing terms which will limit the benefit of further spot price increases in 2004. The price impact will continue in a diminishing fashion in 2005, with much less impact by 2006.

The company’s outlook for an improving uranium market has driven its contracting strategy. Over the past few years, Cameco has limited new sales commitments in the longer term beyond 2006 and retained as much upside pricing potential as possible while ensuring adequate cash flow with a mix of market-related and fixed price contracts.

At present, Cameco has more than 100 million pounds of uranium committed over the next five years. About 75% of the sales commitments in that five-year period will be delivered over the period 2004 to 2006. In 2004, Cameco’s uranium sales volumes are expected to total about 32 million pounds. Cameco’s committed sales decline rapidly over the period and they will be replaced in the normal course with contracts reflecting today’s significantly improved market outlook.

Impact of Rising Spot Prices

For 2004, about 60% of Cameco’s uranium under long-term contract will be sold at prices which reference the spot market price near the time of delivery and 40% will be sold at fixed prices.

The company’s spot market-related contracts generally contain ceiling prices. The average spot price increased by more than 40% during 2003 to end the year at $14.45 (US). As a result, some of Cameco’s market-related contracts reached ceiling prices in the near term. The impact of ceiling prices became significant as the spot price moved into the $14.00 (US) range. The current uranium spot price is about $15.20 per pound U3O8.

In addition, many of Cameco’s fixed price contracts were entered into a number of years ago when the uranium spot price was considerably lower than it is today and some of the older, more favorably priced contracts are expiring. As a result, in 2004, the prices realized from these fixed price contracts are expected to average lower than in 2003.

Uranium Revenue and Margins — Outlook for 2004

In 2004, Cameco’s uranium revenue is projected to decline by about 5% compared to 2003 as the result of a 10% decline in sales volume. This decline in sales volume reflects Cameco’s plan to decrease the amount of uranium purchased on the spot market for resale. A modest improvement in price is expected to partially offset the impact of the decline in volume. Cameco expects its average realized price will increase by about 5% in 2004.

Uranium margins are expected to be stronger than in 2003 due to the higher average price and to lower costs. In 2003, the gross profit was burdened by the costs associated with the remediation of the McArthur River mine following the water inflow problem.

Conversion Business

At Port Hope, conversion production is expected to be approximately 12,400 tonnes, a decline of 6% compared to 2003 output.

Revenue from the conversion business is likely to be about 5% lower than in 2003 due primarily to a 3% decline in sales volume. A modest decrease in realized price as a result of foreign exchange rates is also anticipated. Conversion margins are projected to decline compared to 2003. The unit cost of conversion production is likely to increase as a result of lower expected output. The unit cost of purchased conversion is also expected to rise as lower cost sources of supply are diminished.

Electricity Business

Output

The targeted capacity factor in 2004 for the six Bruce reactors is 80% compared to 85% in 2003, which reflects planned maintenance outages for two Bruce B reactors and two Bruce A reactors during the year. In addition, the vacuum building for Bruce B will be tested in the fall, which will require all four B reactors to be taken offline for about a month. This vacuum building test is a regulatory requirement. Results from Bruce Power are projected to decline modestly in 2004 compared to 2003 due primarily to increased costs from the planned outages.

Capital expenditures

In 2004, Bruce Power’s capital expenditure program for the two A and four B reactors are expected to total about $280 million, plus an additional $120 million for sustaining capital and site service support areas expenditures.

2004 Bruce Power Capital Expenditures (100%)

•	Bruce B turbines/power uprate	160
•	Bruce A unit 4 steam generators	25
•	Infrastructure projects	95

Sub-total		280
•	Sustaining capital and site service support areas	120

Total		400

Bruce Power capital expenditures are anticipated to average about $200 million for each of 2005 and 2006. This excludes sustaining capital and site service support areas expenditures, which are expected to average about $120 million per year.

These capital projects will provide higher plant output for the Bruce B units, deliver the expected operational life for Bruce A unit 4 and increase overall efficiency for the site. These projects are the fundamental building blocks for enhancing operational performance and will allow Bruce Power to supply more power to the growing Ontario electricity market.

Cameco does not expect it will be required to contribute to the funding of these projects. However, actual funding needs will depend on the electricity price and the operational performance of the Bruce reactors.

Gold Business

For 2004, production at Kumtor is expected to be 610,000 ounces representing a 10% decrease compared to 2003. This decline is due to the milling plan which calls for a mix of low grade stockpiled ore and higher grade mine ore. As a result, a lower average ore grade is expected, 4.1 grams per tonne compared to 4.5 grams per tonne in 2003. The unit cash cost is projected to increase to $220 (US) per ounce from $199 per ounce in 2003. Mining of existing high-grade ore reserves is expected to finish at the end of 2004 and will return to the lower grade ore.

At Boroo, mine construction is complete and commissioning is ongoing with commercial production expected in the first quarter of 2004. The estimated cost of the project remains at about $75 million (US) plus capitalized costs during the pre-production phase. Boroo production is expected to total about 210,000 ounces in 2004, at a cash cost of approximately $170 (US) per ounce.

Capital Expenditures

Capital Expenditures
(Cameco's share in $ millions)	2004 Plan	2003 Actual

Sustaining Capital
McArthur River/Key Lake	$43	$11
US ISL	16	8
Rabbit Lake	7	6
Conversion Services	22	6
Kumtor	3	7
Other	3	8

Total Sustaining	$94	$46
New Development
Cigar Lake	$32	$10
Conversion Services	15	—
Inkai	4	4
Boroo	—	81
Total Development	$51	$95
Capitalized interest	9	13

Total	$154	$154

In 2004, total capital expenditures are expected to be unchanged at $154 million. In 2004, sustaining capital expenditures are expected to be higher than in 2003 due to ongoing mine development work, pumping and water treatment projects at McArthur River, and well field expansions at the US ISL operations. Capital spending will also increase at conversion services to improve production processes and meet regulatory requirements.

For new development projects, total expenditures are projected to be $60 million, a decrease of $48 million compared to 2003. The decline is attributable to the completion of construction at Boroo and partially offset by increased expenditures at Cigar Lake and conversion services.

At Cigar Lake, the construction license is now expected in late 2004. In the meantime, activities requiring considerable advanced planning are expected to continue. Procurement is planned for several long-lead time items including the number two hoist and head frame complex, the freezing system, freeze hole drilling and the electrical distribution system.

At the Inkai development project in Kazakhstan, the feasibility study is completed and the results are being reviewed. The feasibility results need to be approved by the Inkai joint venture partner. Subject to these approvals, test mining is planned to continue through 2004 as a detailed mine design is prepared and an application for a construction permit is submitted to the local authorities. Pending receipt of the permit, construction would follow in 2005 and the first half of 2006 with production expected to begin toward the end of 2006.

Sensitivity Analysis

Uranium Price

With the recent increase in the uranium spot price, a significant proportion of the deliveries in 2004 are likely to be influenced by price ceilings. Consequently, a $1.00 (US) increase in the U3O8 spot price from $14.50 (US) per pound would improve revenue by about $9 million (Cdn), net earnings by about $5 million (Cdn) and cash flow by about $4 million (Cdn). Conversely, a $1.00 (US) decrease in the U3O8 spot price from $14.50 (US) would reduce revenue by about $11 million (Cdn), net earnings by about $7 million (Cdn) and cash flow by about $6 million (Cdn).

Gold Price

For 2004, about 70% of forecasted gold sales are unhedged. A $10 (US) per ounce change in the gold spot price would change each of revenue, net earnings and cash flow by about $3 million (Cdn).

Electricity Price

For 2004, about 55% of forecast generation is to be sold at spot prices. A $1.00 (Cdn) per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $4 million (Cdn).

Conversion Price

In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The majority of conversion sales are at fixed prices.

Foreign Exchange

Most uranium and conversion US dollar inflows are hedged through a combination of forward sales of US currency and natural hedges. For 2004, Cameco’s economic exposure to changes in the US/Cdn foreign exchange rate is low.

4.     OUTLOOK FOR FIRST QUARTER 2004

Consolidated revenue in the first quarter of 2004 is expected to be higher than in the first quarter of 2003 reflecting increased deliveries in the uranium and conversion businesses. Earnings from the uranium segment are expected to be similar to the first quarter of 2003 as lower realized prices offset the benefit of the increased deliveries. Uranium sales in the first quarter of 2003 had the highest average price of any quarter in the year. Results in the conversion and gold businesses are projected to be higher than in the first quarter of 2003. Conversion will benefit from increased volume while the improvement in gold is based on a higher realized selling price.

Earnings from Bruce Power are expected to be lower in the first quarter of 2004 than in the first quarter of 2003. This assumes that the Bruce Power units will achieve a lower capacity factor in the first quarter of 2004 compared to 100% reached in the same period of 2003, which is expected to result in higher unit operating costs. One Bruce A unit is scheduled for a planned maintenance outage towards the end of the first quarter for approximately a month. In addition, it is assumed that the electricity spot price in the first quarter of 2004 will not reach an average of $76 per MWh, which was unusually high due to the severe winter weather experienced in the first quarter of 2003.

Consolidated earnings for the first quarter of 2004 are expected to be moderately lower than those recorded in the same period last year.

DIVIDEND ANNOUNCEMENT

Cameco also announced today that the company’s board of directors declared its regular quarterly dividend of $0.15 (Cdn) per common share payable on April 15, 2004, to shareholders of record at the close of business on March 31, 2004.

CONFERENCE CALL

Cameco invites you to join an investor relations and media conference call on Wednesday, January 28, 2004 from 10:00 a.m. to 11:00 a.m. Eastern time (9:00 a.m. to 10:00 a.m. Saskatoon time).

The call will be open to all members of the investment community. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call on Wednesday, January 28, please dial (416) 695-5261 or (800) 769-8320 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest producer of uranium and the largest supplier of combined uranium and conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest, high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a partnership which generates nuclear electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries	Bob Lillie	(306) 956-6639

Media inquiries	Lyle Krahn	(306) 956-6316

INVESTOR INFORMATION

Common Shares	Investor Inquiries	Transfer Agent

CCO The Toronto Stock Exchange	Cameco Corporation 2121 — 11th Street West Saskatoon, Saskatchewan S7M 1J3	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6

CCJ New York Stock Exchange	Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

Preferred Securities CCJPR

New York Stock Exchange

Convertible Debentures

CCODB

The Toronto Stock Exchange

Cameco Corporation
Financial Statements
December 31, 2003

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

		(Restated)
	As At

	Dec 31/03	Dec 31/02

Assets
Current assets
Cash	$84,069	$58,096
Accounts receivable	181,337	186,369
Inventories	316,435	339,684
Supplies and prepaid expenses	41,571	45,731
Current portion of long-term receivables, investments and other	54,866	20,163

	678,278	650,043
Property, plant and equipment	2,072,156	2,060,250
Long-term receivables, investments and other	608,977	257,523

	2,681,133	2,317,773

Total assets	$3,359,411	$2,967,816

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$156,112	$131,932
Dividends payable	11,598	6,998
Current portion of long-term debt	4,331	6,318
Current portion of other liabilities	1,563	16,931
Future income taxes	24,237	9,198

	197,841	171,377
Long-term debt	238,707	218,290
Provision for reclamation [note 1]	150,444	159,344
Other liabilities	36,196	9,523
Future income taxes	501,674	530,625

	1,124,862	1,089,159
Minority interest	14,690	18,078
Shareholders’ equity
Preferred securities	158,022	193,763
Convertible debentures [note 4]	226,444	—
Share capital	708,345	680,934
Contributed surplus	474,927	472,488
Retained earnings	665,377	494,341
Cumulative translation account	(13,256)	19,053

	2,219,859	1,860,579

Total liabilities and shareholders’ equity	$3,359,411	$2,967,816

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

				(Restated)
	Three Months Ended		Year Ended

	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Revenue from
Products and services	$271,930	$271,087	$826,946	$748,334

Expenses
Products and services sold	160,075	178,971	538,823	486,155
Depreciation, depletion and reclamation	38,178	28,036	124,489	116,958
Administration	15,989	13,329	47,011	41,693
Exploration	6,583	6,593	21,923	21,532
Research and development	426	502	1,717	2,257
Interest and other [note 6]	497	(662)	4,737	(1,957)
Gain on property interests	—	—	—	(2,670)

	221,748	226,769	738,700	663,968

Earnings from operations	50,182	44,318	88,246	84,366
Earnings from Bruce Power	5,794	8,156	107,921	15,769
Other income (expenses)	(673)	(1,083)	429	(878)

Earnings before income taxes and minority interest	55,303	51,391	196,596	99,257
Income tax expense (recovery) [note 7]	23,074	27,715	(15,994)	47,265
Minority interest	(2,519)	(748)	(3,416)	(871)

Net earnings	34,748	24,424	216,006	52,863
Preferred securities charges, net of tax	2,563	2,301	9,030	9,340
Convertible debenture charges, net of tax [note 4]	2,178	—	2,290	—

Net earnings attributable to common shares	$30,007	$22,123	$204,686	$43,523

Basic earnings per common share [note 8]	$0.53	$0.40	$3.65	$0.78

Diluted earnings per common share [note 8]	$0.52	$0.40	$3.58	$0.78

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

				(Restated)
	Three Months Ended		Year Ended

	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Retained earnings at beginning of period,
As previously reported	$633,131	$465,935	$483,658	$465,420
Change in accounting policy for reclamation [note 1]	10,683	13,280	10,683	13,280

As restated	$643,814	$479,215	$494,341	$478,700
Net earnings	34,748	24,424	216,006	52,863
Dividends on common shares	(8,444)	(6,997)	(33,650)	(27,882)
Preferred securities charges, net of tax	(2,563)	(2,301)	(9,030)	(9,340)
Convertible debenture charges, net of tax [note 4]	(2,178)	—	(2,290)	—

Retained earnings at end of period	$665,377	$494,341	$665,377	$494,341

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

				(Restated)
	Three Months Ended		Year Ended

	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Operating activities
Net earnings	$34,748	$24,424	$216,006	$52,863
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	38,178	28,036	124,489	116,958
Provision for future taxes	16,408	20,869	(26,213)	36,996
Deferred charges (revenue) recognized	1,364	983	9,331	1,375
Earnings from Bruce Power	(5,794)	(8,156)	(107,921)	(15,769)
Equity in (earnings) loss from associated companies	673	1,083	1,494	1,083
Minority interest	(4,313)	(871)	(3,416)	(871)
Gain on property interests	—	—	—	(2,670)
Other operating items	(4,850)	(52,095)	32,123	60,877

Cash provided by operations	76,414	14,273	245,893	250,842

Investing activities
Additions to property, plant and equipment	(47,396)	(35,361)	(159,570)	(90,226)
Increase in long-term receivables, investments and other	333	(13,588)	(288,259)	(42,597)
Decrease in long-term receivables, investments and other	—	6,618	—	58,296
Proceeds on sale of property, plant and equipment	242	101	242	101

Cash used in investing	(46,821)	(42,230)	(447,587)	(74,426)

Financing activities
Decrease in debt	(117,700)	(74,270)	(25,848)	(130,295)
Increase in debt	—	—	50,311	1,379
Restricted cash	342	11,138	342	11,138
Issue of convertible debentures, net of issue costs	—	—	223,032	—
Issue of shares, net of issue costs	17,919	(315)	27,411	10,903
Preferred securities charges	(3,676)	(4,291)	(15,306)	(17,238)
Dividends	(8,444)	(6,998)	(32,275)	(27,944)

Cash provided by (used in) financing	(111,396)	(74,736)	227,667	(152,057)

Increase (decrease) in cash during the period	(81,803)	(102,693)	25,973	24,359
Cash at beginning of period	165,872	160,789	58,096	33,737

Cash at end of period	$84,069	$58,096	$84,069	$58,096

Supplemental cash flow disclosure
Interest paid	$4,779	$4,262	$20,675	$16,572
Income taxes paid	$1,311	$2,689	$11,537	$5,309

See accompanying notes to consolidated financial statements

Cameco Corporation
Highlights
(Unaudited)

					(Restated)
		Three Months Ended		Year Ended

		Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Financial (in millions)
	Revenue	$272	$271	$827	$748
	Earnings from operations	50	44	88	84
	Net earnings attributable to common shares	30	22	205	44
	Cash provided by operations	76	14	246	251
	Working capital (end of period)			480	479
	Net debt to capitalization			7%	8%
Per common share
Net earnings	- Basic	$0.53	$0.40	$3.65	$0.78
	- Diluted	0.52	0.40	3.58	0.78
	Dividend	0.15	0.125	0.60	0.50
	Weighted average number of paid common shares outstanding (in thousands)	56,451	55,854	56,120	55,781
Average uranium spot price for the period (US$/lb)		$13.62	$9.95	$11.54	$9.86
Sales volumes
	Uranium (in thousands lbs U3O8)	11,116	11,334	35,412	31,861
	Uranium conversion (tU)	5,446	5,268	16,747	15,276
	Gold (troy ounces)	76,466	41,865	234,864	174,394
	Electricity (TWh)	1.9	0.8	7.2	3.1

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

		Three Months Ended		Year Ended
	Cameco’s
Cameco Production	Share	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,679	2,449	10,579	12,905
Rabbit Lake	100.0%	1,763	935	5,928	1,143
Key Lake	83.3%	—	—	—	190
Crow Butte	100.0%	208	201	823	768
Smith Ranch Highland	100.0%	295	345	1,201	887
Inkai	60.0%	169	—	169	—

Total		6,114	3,930	18,700	15,893

Uranium conversion (tU)	100.0%	4,059	3,754	13,273	12,428
Gold (troy ounces)	33.3%	69,226	47,399	225,851	176,183

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2002 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

(i) Stock-Based Compensation
Cameco has adopted the fair value method of accounting for employee stock options with retroactive effect from January 1, 2003. Pursuant to new transitional rules relating to CICA Handbook Section 3870, Cameco chose to record compensation expense for all employee stock options granted on or after January 1, 2003 with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 is determined based on the estimated fair values at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy has increased expenses by $2.4 million in 2003.

(ii) Asset Retirement Obligations
In March 2003, the CICA issued Handbook Section 3110 Asset Retirement Obligations. Section 3110 comes into effect for fiscal years beginning on or after January 1, 2004. Cameco chose to adopt this Standard in 2003. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. This section addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Section 3110 requires that the fair value of a liability for an asset retirement obligation be recognized in the period incurred. The fair value is added to the carrying amount of the associated asset and depreciated over the assets useful life. The liability is accreted over time through charges to earnings. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the asset.

The cumulative effect of the change in policy on the balance sheet at December 31, 2002 is to increase property, plant and equipment by $23 million, future income taxes by $8 million, liabilities by $4 million and opening retained earnings by $13 million. The effect of the change in policy on the statement of earnings for December 31, 2002 was a $3 million reduction in earnings.

2.	Bruce Power
(a) Investment in Bruce Power L.P. (Bruce Power)
On February 14, 2003, Cameco, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), amongst others, purchased a 79.8% interest in Bruce Power from British Energy plc (British Energy). Upon closing, Cameco increased its ownership interest in Bruce Power from 15% to 31.6%. TransCanada and BPC each hold, directly or indirectly, a 31.6% interest in Bruce Power with the Power Workers’ Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco is using the equity method to account for this investment.

Cameco’s purchase price for the additional interest in Bruce Power was approximately $204 million, including final closing adjustments. The purchase price was initially financed with cash and debt. The purchase price of Cameco’s incremental 16.6% has been allocated as follows:

(Millions)

Net book value of assets acquired	$149
Excess of fair value over book value of assets acquired	145
Pension liability	(21)
Valuation of Bruce Power sales agreements	(69)

$204

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

2.	Bruce Power (continued)
The amount allocated to the investment in Bruce Power includes an excess purchase price of approximately $144 million over Cameco’s incremental share of the book value of the underlying net assets. This amount will be amortized to income based on the expected useful life of the Bruce Power assets which extends to 2018. The valuation of Bruce Power sales contracts will be amortized to income over the remaining term of the underlying sales contracts, which extend to 2007. The approximate amount of pre-tax income relating to the amortization of the fair value allocated to these contracts is as follows:

(Millions)

2003	$20
2004	19
2005	14
2006	15
2007	1

Total	$69

The amount allocated to the pension liability will be amortized to income over the 11 year expected average remaining service life of Bruce Power employees, resulting in an annual pre-tax amortization to income of $1.9 million.

In addition, Cameco, TransCanada and BPC loaned Bruce Power funds to repay $225 million, plus accrued interest, in deferred lease payments to Ontario Power Generation Inc. (OPG). Cameco’s share was $75 million plus accrued interest.

Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of the partnership. Cameco has provided the following financial assurances, with varying terms that range from 2003 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $88 million.
(ii)	Guarantees to customers under power sale agreements of up to $127 million. At December 31, 2003, Cameco’s actual exposure under these guarantees was $44 million.
(iii)	Termination payments to OPG pursuant to the lease agreement of $58 million.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

2.	Bruce Power (continued) (b) Summary Financial Information – Bruce Power Limited Partnership (100% basis)

(i) Income Statements

	Years Ended

(millions)	Dec 31/03	Dec 31/02

Revenue	$1,208	$919
Operating costs	853	750

Earnings before interest and taxes	355	169
Interest	69	63

Earnings before taxes	286	106

Cameco’s share (a)	77	16
Adjustments (b)	31	—

Cameco’s share of earnings before taxes	$108	$16

(a)	Cameco’s interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco’s share is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

(ii)	Balance Sheets

(millions)	Dec 31/03	Dec 31/02

Assets
Current assets	$290	$232
Property, plant and equipment	2,032	1,623
Long-term receivables, and investments	201	214

	$2,523	$2,069

Liabilities and Partners’ Capital
Current liabilities	$194	$154
Long-term debt	1,244	1,115

	1,438	1,269
Partners’ capital	1,085	800

	$2,523	$2,069

(iii)	Cash Flows

	Years Ended

(millions)	Dec 31/03	Dec 31/02

Cash provided by operations	$387	$185
Cash used in investing	(528)	(432)
Cash provided by financing	131	220

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

3.	Long-Term Debt Cameco’s contingent obligation under guarantees of the repayment of Kumtor senior debt exceeds the amount included in Cameco’s long-term debt at December 31, 2003 by $11.3 million (US).

4.	Convertible Debentures

On September 25, 2003, the company issued unsecured convertible debentures in the amount of $230 million. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of the company. The conversion price is $65 per share, a rate of approximately 15.4 common shares per $1,000 of convertible debentures. Interest is payable semi-annually in arrears on April 1 and October 1. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued and unpaid interest.

The convertible debentures are being accounted for in accordance with their substance and the principal amounts, net of after-tax issue costs, have been classified as equity. The interest payments, on an after-tax basis, will be classified as distributions of equity.

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at December 31, 2003 and was approximately $308 million.

5.	Share Capital

a)	At December 31, 2003, there were 56,769,423 common shares outstanding. b) Options in respect of 2,040,000 shares are outstanding under the stock option plan and are exercisable up to 2011. Upon exercise of certain existing options, additional options in respect of 184,550 shares would be granted.
b)	Options in respect of 2,040,000 shares are outstanding under the stock option plan and are exercisable up to 2011. Upon exercise of certain existing options, additional options in respect of 184,550 shares would be granted.

6.	Interest and Other

	Three Months Ended		Years Ended

(thousands)	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Interest on long-term debt	$4,780	$3,617	$19,715	$14,478
Other interest and financing charges	746	710	2,221	2,039
Interest income	(703)	(1,424)	(6,776)	(6,842)
Foreign exchange (gains) losses	241	331	3,620	(1,648)
Mark-to-market (gains) losses	—	(878)	—	1,811
Capitalized interest	(4,567)	(3,018)	(14,043)	(11,795)

Net	$497	$(662)	$4,737	$(1,957)

7.	Income Tax Expense

	(Restated)

	Three Months Ended		Years Ended

(thousands)	Dec 31/03	Dec 31/02	Dec 31/03	Dec 31/02

Current income taxes	$6,666	$4,846	$10,219	$10,269
Future income taxes	16,408	22,869	(26,213)	36,996

Income tax expense (recovery)	$23,074	$27,715	$(15,994)	$47,265

In the second quarter of 2003, the federal government introduced amendments to the Canadian Income Tax Act which provide for a reduction in the corporate tax rate on income from resource activities. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was $86.2 million.

In 2003, the Ontario government introduced amendments to the Corporations Tax Act which provide for an increase in the corporate tax rate on all income. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was $4.9 million.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

8.	Per Share Amounts

	(Restated)

	Three Months Ended			Years Ended

	Dec 31/03		Dec 31/02	Dec 31/03	Dec 31/02

Basic earnings per share computation
Earnings available to common shareholders	$30,007		$22,123	$204,686	$43,523
Weighted average common shares outstanding	56,451		55,854	56,120	55,781

Basic earnings per common share	$0.53		$0.40	$3.65	$0.78

Diluted earnings per share computation
Earnings available to common shareholders	$30,007		$22,123	$204,686	$43,523
Dilutive effect of:
Convertible debentures	(a	)	—	2,290	—

Earnings available to common shareholders, assuming dilution	$30,007		$22,123	$206,976	$43,523

Weighted average common shares outstanding	56,451		55,854	56,120	55,781
Dilutive effect of:
Convertible debentures	(a	)	—	950	—
Stock options	769		128	649	35
Other stock-based arrangements	34		24	34	24

Weighted average common shares outstanding, assuming dilution	57,254		56,006	57,753	55,840

Diluted earnings per common share	$0.52		$0.40	$3.58	$0.78

Options whose exercise price was greater than the average market price were excluded from this calculation.

(a) Excluded from the calculation as the instrument was not potentially dilutive to earnings during the period.

9.	Stock-Based Compensation (note 1)

CICA Handbook Section 3870 establishes a fair value based method of accounting for stock-based compensation plans which Cameco has adopted with retroactive effect from January 1, 2003.

For the year ended December 31, 2003, Cameco has recorded compensation expense of $2.4 million with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2003.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings attributable to common shares, basic and diluted earnings per share as a result of the grant of these options are:

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

9.	Stock-based compensation (continued)

	(Restated)

	2003	2002

Pro forma net earnings attributable to common shares	$203,233	$41,303
Pro forma basic earnings per share	$3.61	$0.74
Pro forma diluted earnings per share	$3.56	$0.74

The fair value of the options issued was determined using of the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Number of options granted	706,350	489,050
Average strike price	$38.62	$43.84
Dividend	$0.60	$0.50
Expected volatility	20%	20%
Risk-free interest rate	4.1%	5.0%
Expected life of option	5 years	5 years
Expected forfeitures	10%	17%
Weighted average grant date fair values	$8.14	$10.83

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

10.	Segmented Information

				(a)		(a)
For the three months ended December 31, 2003	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total

Revenue	$185,770	$47,242	$38,918	$91,044	$362,974	($91,044)	$271,930
Expenses
Products and services sold	119,796	26,029	14,250	72,554	232,629	(72,554)	160,075
Depreciation, depletion and reclamation	28,201	3,570	6,407	10,489	48,667	(10,489)	38,178
Exploration	3,552	—	3,031	—	6,583		6,583
Research & development	—	426	—		426		426
Other	673	—	—	2,207	2,880	(2,207)	673
Earnings from Bruce Power						(5,794)	(5,794)
Non-segmented expenses							16,486

Earnings before income taxes	33,548	17,217	15,230	5,794	71,789	—	55,303
Income tax expense							23,074
Minority interest							(2,519)

Net earnings							34,748
Preferred securities charges, net of tax							2,563
Convertible debenture charges, net of tax							2,178

Net earnings attributable to common shares							$30,007

				(a)		(a)	(Restated)
For the three months ended December 31, 2002	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total

Revenue	$198,773	$50,292	$22,022	$35,595	$306,682	($35,595)	$271,087
Expenses
Products and services sold	136,345	25,874	16,752	23,700	202,671	(23,700)	178,971
Depreciation, depletion and reclamation	21,694	1,593	4,749	3,687	31,723	(3,687)	28,036
Exploration	3,569	—	3,024		6,593		6,593
Research & development	—	502	—		502		502
Other	—	—		52	52	(52)	—
Earnings from Bruce Power						(8,156)	(8,156)
Non-segmented expenses							13,750

Earnings before income taxes	37,165	22,323	(2,503)	8,156	65,141	—	51,391
Income tax expense							27,715
Minority interest							(748)

Net earnings							24,424
Preferred securities charges, net of tax							2,301

Net earnings attributable to common shares							$22,123

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

10.	Segmented Information (continued)

				(a)		(a)
For the year ended December 31, 2003	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total

Revenue	$570,353	$142,431	$114,162	$371,905	$1,198,851	($371,905)	$826,946
Expenses
Products and services sold	394,647	91,991	52,185	228,172	766,995	(228,172)	538,823
Depreciation, depletion and reclamation	92,090	10,893	21,506	34,602	159,091	(34,602)	124,489
Exploration	13,257	—	8,666	—	21,923	—	21,923
Research & development	—	1,717	—	—	1,717	—	1,717
Other	(429)	—	—	1,210	781	(1,210)	(429)
Earnings from Bruce Power						(107,921)	(107,921)
Non-segmented expenses							51,748

Earnings before income taxes	70,788	37,830	31,805	107,921	248,344	—	196,596
Income tax expense (recovery)							(15,994)
Minority interest							(3,416)

Net earnings							216,006
Preferred securities charges, net of tax							9,030
Convertible debenture charges, net of tax							2,290

Net earnings attributable to common shares							$204,686

				(a)		(a)	(Restated)
For the year ended December 31, 2002	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total

Revenue	$523,723	$137,422	$87,189	$137,835	$886,169	($137,835)	$748,334
Expenses
Products and services sold	345,115	82,742	58,298	100,695	586,850	(100,695)	486,155
Depreciation, depletion and reclamation	85,618	11,137	20,203	13,833	130,791	(13,833)	116,958
Exploration	11,849	—	9,683	—	21,532	—	21,532
Research & development	—	2,257	—	—	2,257	—	2,257
Other	(205)	—	1,811	7,538	9,144	(7,538)	1,606
Earnings from Bruce Power						(15,769)	(15,769)
Gain on property interests	(2,670)	—	—	—	(2,670)	—	(2,670)
Non-segmented expenses							39,008

Earnings before income taxes	84,016	41,286	(2,806)	15,769	138,265	—	99,257
Income tax expense							47,265
Minority interest							(871)

Net earnings							52,863
Preferred securities charges, net of tax							9,340

Net earnings attributable to common shares							$43,523

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.